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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **June 2007**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   No   X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date:___June 28, 2007___	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (05-06)

Royal Standard Minerals Inc.
(Continued under the New Brunswick Corporation Act)

(An Exploration Stage Company)

(Expressed in United States dollars)
Consolidated Financial Statements

January 31, 2007 and 2006

Royal Standard Minerals Inc.

Consolidated Financial Statements

January 31, 2007 and 2006

(Audited)

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Royal Standard Minerals Inc.

We have audited the consolidated balance sheets of Royal Standard Minerals Inc. (An Exploration Stage Company) as at January 31, 2007 and 2006 and the consolidated statements of mineral properties, operations and deficit and cash flows for each of the years in the three-year period ended January 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at January 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2007 in accordance with Canadian generally accepted accounting principles.


"McCarney Greenwood LLP"


Toronto, Canada   McCarney Greenwood LLP
April 16, 2007   Chartered Accountants
         Licensed Public Accountants


Comments by Auditors on United States of America-Canada Reporting Difference


In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated April 16, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.


"McCarney Greenwood LLP"


Toronto, Canada   McCarney Greenwood LLP
April 16, 2007   Chartered Accountants
         Licensed Public Accountants

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Balance Sheets

As at January 31		2007		2006
Assets				
Current assets				
Cash and cash equivalents (Note 2(b))	$	9,654,288	$	795,095
Short-term investments, at cost which approximates market		433,699		436,378
Marketable securities (Note 3)		86,124		86,124
Sundry receivables and prepaids		141,827		1,261
Due from related parties (Note 13)		122,386		126,342
		10,438,324		1,445,200
Reclamation bond (Note 4)		181,767		131,767
Mineral properties (Note 5)		7,788,107		3,810,519
Equipment, net (Note 6)		2,056,392		1,258,994
	$	20,464,590	$	6,646,480
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	202,157	$	221,733
		202,157		221,733
Asset retirement obligation (Note 7)		181,767		131,767
		383,924		353,500
Shareholders' Equity				
Share capital (Note 8)		25,403,464		11,832,670
Shares to be issued (Note 9)		-		119,325
Warrants (Note 9)		3,546,935		1,440,009
Contributed surplus (Note 10)		6,025,637		2,364,866
Deficit		(14,895,370)		(9,463,890)
		20,080,666		6,292,980
	$	20,464,590	$	6,646,480

The accompanying notes are integral part of these consolidated financial statements.

Approved by the Board   ___"Roland M. Larsen"___   Director   ___"Kimberly L. Koerner"___   Director

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties

For the years ended January 31	2007	2006	2005	Cumulative from date of inception of exploration phase
Gold Wedge Project				
Opening balance	$ 2,636,862	$ 1,460,443	$ 264,119	$ -
Property acquisition costs	171,376	184,892	111,122	506,399
Travel	77,737	70,862	40,770	212,553
Mine development costs	293,519	237,867	207,662	741,133
Drilling	53,185	78,790	146,441	278,416
General exploration	5,023	38,776	8,188	133,353
Professional fees	-	33,740	29,513	72,636
Consulting fees and payroll	1,377,706	243,297	619,528	2,324,926
Office and general	335,767	79,701	-	415,968
Analysis and assays	30,063	22,240	18,222	94,722
Supplies, equipment and transportation	1,171,969	186,254	14,878	1,373,101
Activity during the period	3,516,345	1,176,419	1,196,324	6,153,207
Closing balance	$ 6,153,207	$ 2,636,862	$ 1,460,443	$ 6,153,207
Pinon Project				
Opening balance	$ 762,285	$ 600,538	$ 511,043	$ -
Property acquisition costs	34,047	40,258	42,156	425,570
Travel	-	801	1,201	11,850
Drilling	8,333	72,780	2,259	130,600
General exploration	-	-	-	7,765
Professional fees	-	-	-	66,273
Office and general	15,296	2,698	7,983	43,707
Geologist	-	25,008	3,127	32,653
Consulting fees and payroll	151,133	19,537	6,192	194,902
Reclamation costs	167,785	-	-	167,785
Analysis and assays	9,380	382	26,577	66,871
Supplies, equipment and transportation	-	283	-	283
Activity during the period	385,974	161,747	89,495	1,148,259
Closing balance	$ 1,148,259	$ 762,285	$ 600,538	$ 1,148,259

The accompanying notes are integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties

For the years ended January 31	2007	2006	2005	**Cumulative from date of inception of exploration phase**
Railroad Project				
Opening balance	$ 175,670	$ 175,670	$ 122,732	$ -
Property acquisition costs	40,143	-	52,938	215,813
Activity during the period	40,143	-	52,938	215,813
Closing balance	$ 215,813	$ 175,670	$ 175,670	$ 215,813
Fondaway Project				
Opening balance	$ 127,652	$ 96,028	$ 43,999	$ -
Property acquisition costs	35,126	31,624	51,678	162,427
Analysis and assays	-	-	351	351
Activity during the period	35,126	31,624	52,029	162,778
Closing balance	$ 162,778	$ 127,652	$ 96,028	$ 162,778
Como Project				
Opening balance	$ 108,050	$ 86,330	$ 126,124	$ -
Property acquisition costs	-	-	-	35,695
Travel	-	-	-	2,806
Geologist	-	-	-	5,098
Consulting fees and payroll	-	-	-	41,532
Rent	-	21,720	-	53,575
Analysis and assays	-	-	-	9,138
Written off	-	-	(39,794)	(39,794)
Activity during the period	-	21,720	(39,794)	108,050
Closing balance	$ 108,050	$ 108,050	$ 86,330	$ 108,050

The accompanying notes are integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties

For the years ended January 31	2007	2006	2005	Cumulative from date of inception of exploration phase
Manhattan Project				
Opening balance	$ -	$ 191,065	$ 172,031	$ -
Property acquisition costs	-	-	-	27,707
Travel	-	-	-	28,253
General exploration	-	1,458	19,034	63,219
Consulting fees and payroll	-	-	-	47,743
Analysis and assays	-	-	-	25,601
Written off	-	(192,523)	-	(192,523)
Activity during the period	-	(191,065)	19,034	-
Closing balance	$ -	$ -	$ 191,065	$ -
Other Projects				
Opening balance	$ -	$ 54,053	$ 13,396	$ -
Cumulative expenditures from date of inception	-	-	-	3,410,396
Expenditures during the period	-	120,891	40,657	161,548
Written off	-	(174,944)	-	(3,571,944)
Activity during the period	-	(54,053)	40,657	-
Closing balance	$ -	$ -	$ 54,053	$ -
TOTAL	**$ 7,788,107**	**$ 3,810,519**	**$ 2,664,127**	**$ 7,788,107**

The accompanying notes are integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Operations and Deficit

For the years ended January 31	2007	2006	2005	Cumulative from date of inception June 26, 1996
Expenses				
General and administrative (Note 16)	618,962	266,505	193,287	2,499,742
Consulting fees and payroll	443,693	295,707	213,504	1,513,777
Stock-option compensation (Note 10)	3,838,926	739,006	150,606	4,768,878
General exploration	-	-	-	152,051
Amortization	540,289	191,877	14,921	770,794
	5,441,870	1,493,095	572,318	9,705,242
Loss before the following	(5,441,870)	(1,493,095)	(572,318)	(9,705,242)
Interest income	391,420	-	-	410,034
Repayment of interest	-	-	-	(67,117)
Write-off of advances to related company	-	-	-	(75,506)
Write-off of mineral properties	-	(367,467)	(34,397)	(3,798,864)
Gain on disposal of marketable securities	-	-	-	47,988
Write-down of marketable securities	-	-	-	(407,105)
Loss on sale in mineral property	-	-	-	(474,187)
Foreign exchange (loss) gain	(381,030)	249,505	131,306	(84,631)
Net loss	(5,431,480)	(1,611,057)	(475,409)	(14,154,630)
Deficit, beginning of period	(9,463,890)	(7,852,833)	(7,377,424)	(740,740)
Deficit, end of period	$ (14,895,370) $	(9,463,890) $	(7,852,833) $	(14,895,370)
Basic and diluted loss per share (Note 11) $	(0.07) $	(0.03) $	(0.01)	

The accompanying notes are integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Cash Flows

For the years ended January 31	2007	2006	2005	Cumulative from date of inception June 26, 1996
Cash and cash equivalents provided by (used in):				
Operating activities				
Net loss	$ (5,431,480)	$ (1,611,057)	$ (475,409)	$ (14,154,630)
Operating items not involving cash:				
Amortization	540,289	191,877	14,921	770,794
Stock-option compensation	3,838,926	739,006	150,606	4,768,878
Write-off of bad debt	-	-	20,950	20,950
Write-off of mineral properties	-	367,467	34,397	3,798,864
Loss on sale of mineral properties	-	-	-	474,187
Gain on disposal of marketable securities	-	-	-	(47,988)
Write-down of advances to related company	-	-	-	75,506
Write-down of marketable securities	-	-	-	407,105
Changes in non-cash working capital:				
Sundry receivables and prepaids	(140,566)	(484)	(69,012)	(210,621)
Accounts payable and accrued liabilities	(19,576)	117,646	(2,091)	202,157
Cash (used in) operating activities	(1,212,407)	(195,545)	(325,638)	(3,894,798)
Financing activities				
Issue of common shares, net of issue costs	15,380,240	4,025,421	2,065,648	30,110,481
Repayments from (loans to) related parties	3,956	(64,105)	(62,237)	(197,892)
Cash provided by financing activities	15,384,196	3,961,316	2,003,411	29,912,589
Investing activities				
Funds held in trust	-	-	54,050	(20,950)
Sale (purchase) of short-term investments	2,679	(436,378)	-	(433,699)
Additions to mineral properties	(3,977,588)	(1,513,859)	(1,528,858)	(12,726,297)
Purchase of equipment	(1,337,687)	(1,413,136)	-	(2,827,187)
Purchase of marketable securities	-	-	-	(1,057,976)
Proceeds on disposal of marketable securities	-	-	-	690,859
Proceeds on sale of mineral properties	-	-	-	11,747
Cash (used in) investing activities	(5,312,596)	(3,363,373)	(1,474,808)	(16,363,503)
Change in cash and cash equivalents	8,859,193	402,398	202,965	9,654,288
Cash and cash equivalents, beginning of period	795,095	392,697	189,732	-
Cash and cash equivalents, end of period (Note 2(b))	$ 9,654,288	$ 795,095	$ 392,697	$ 9,654,288

The accompanying notes are integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

1. The Company and Operations

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of gold and silver resource properties. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board. The Company is in the exploration stage and has adopted the Accounting Guideline 11 as required by the Canadian Institute of Chartered Accountants ("CICA") Handbook. The date of inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI").

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of the exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. The Company's ability to continue its operations is dependent upon obtaining necessary financing to complete the development of its properties and/or the realization of the proceeds from the sale of one or more of its properties. These financial statements do not include adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue in business.

2. Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 17.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of the recoverability of mineral property costs, the asset retirement obligation, the valuation allowance of future tax asset, and the calculation of stock-based compensation expense. Actual results could differ from those estimates.

The significant accounting policies are as follows:

(a) Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Southeastern Resources Inc., Pinon Exploration Corporation, Standard Energy Inc., and Manhattan Mining Co., all United States companies.

8

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

2. **Significant Accounting Policies (Continued)**

(b) **Cash and cash equivalents**

Cash and cash equivalents are carried in the consolidated balance sheets at cost and they are comprised of cash on hand, term deposits held with banks and other short-term liquid investments generally with original maturities of three months or less.

		2007	2006	2005
Cash	$	322,693 $	186,828 $	392,697
Money Market deposits		9,331,595	608,267	-
Cash and cash equivalents	$	9,654,288 $	795,095 $	392,697

(c) **Equipment**

Equipment is recorded at cost less accumulated amortization. Amortization is provided using the declining balance method using the following rates:

Exploration equipment	- 25% to 30%
Office equipment	- 20%

Equipment is assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows and residual value or by estimating replacement values. When the carrying amount of equipment exceeds the estimated net recoverable amount, the asset is written down to fair value with a charge to income in the period that such determination is made.

(d) **Mineral properties**

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. Costs includes any cash consideration and advance royalties paid. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.

If the economically recoverable precious metal reserves are developed, capitalized costs of the related property will be reclassified as mining assets and amortized using the unit production method. When a mineral property is abandoned, all related costs are written-off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written-down to its estimated net realizable value. A mineral property is reviewed for impairment when events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

2. **Significant Accounting Policies (Continued)**

(e) **Asset retirement obligation**

Section 3110 of the CICA Handbook requires the recognition of a liability for obligations relating to the retirement of property, plant and equipment and obligations arising from acquisition, construction, development or normal operations of those assets. The Company recognizes the fair value of a liability for an asset retirement obligation ("ARO") in the year in which a reasonable estimate of the fair value can be made. The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimated of undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost).

(f) **Stock-based compensation plans**

The fair value of the stock options granted is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 10 and recorded as stock-based compensation expense over the vesting period of the stock-options, with the offsetting credit recorded as an increase in contributed surplus.

If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from contributed surplus to share capital.

(g) **Income taxes**

Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax base of the assets and liabilities, and are measured using the tax rates expected to be in effect when these temporary differences are likely to reverse. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized, and a valuation allowance is applied against any future tax asset if it is more likely than not that the asset will not be realized.

(h) **Loss per common share**

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

2. **Significant Accounting Policies (Continued)**

(i)   Foreign currency translation

The Company uses the United States Dollar as its reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature.

Monetary assets and liabilities of the parent company denominated in Canadian funds are translated into United States funds at period end rates of exchange. Other assets and liabilities and share capital of the parent company are translated at historical rates. Revenues and expenses of the parent company are translated at the average exchange rate for the period. Gains and losses on foreign exchange are recorded in operations in the current period.

(j)   Marketable securities

Marketable securities are carried at the lower of cost and market.

(k)   Short-term investments

Short-term investments are liquid investments with a maturity greater than three months but less than one year.

(l)   Financial instruments, Equity and Comprehensive Income

The Company's financial instruments consist of cash and cash equivalents, short-term investment, marketable securities, sundry receivables, and accounts payable. The carrying values of these financial instruments approximate their fair market values due to the relatively short periods to maturity or capacity for prompt liquidation of these instruments. The company's operating cash flows are substantially independent of changes in market interest rates.

The Accounting Standard Board issued new accounting standards, effective for financial statements relating to fiscal years beginning on or after October 1, 2006, dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income. Consistent with US and international reporting requirements, these standards require that certain gains and losses be recorded in a separate statement as comprehensive income. Fair value is considered the most relevant measure for financial instruments, which are any contracts that give rise to a financial asset of one party and a financial liability or equity instrument of another party. The company intends to adopt these policies effective February 1, 2007 and will report comprehensive income, equity and financial instruments in accordance with the relevant sections of the CICA Handbook (sections 1530, 3251, and 3855, respectively).

In addition to disclosing a new comprehensive income statement, the primary effect on the Company will be that all financial instruments will be measured at fair value. The Company will be required to separately disclose available-for-sale financial assets, which are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading.

Any gains and losses arising from a change in the fair value of a financial asset or financial liability that is classified as held for trading (including assets previously disclosed as marketable securities, but excluding hedges) will be recognized in net income in the periods in which they arise. Certain gains and losses on financial assets classified as available for sale will be recognized in other comprehensive income until the financial asset is no longer recognized or becomes impaired.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

3.   **Marketable Securities**

Marketable securities consist of common shares of Sharpe Resources Corporation ("Sharpe"), a publicly held Canadian company engaged in the exploration for precious metals in the United States. Sharpe Resources is considered to be related to the Company because of common management. The market value of the shares at January 31, 2007 was $118,720 (2006 - $226,538; 2005 - $96,684).

The shares are carried at the lower of cost and quoted market values.

4.   **Reclamation Bond**

The Company has posted reclamation bonds for its mining projects, as required by the State of Nevada, to secure clean-up costs if the projects are abandoned or closed.

5.   **Mineral Properties**

Name of Mineral Property		2007		2006		2005
Gold Wedge project (i)	$	6,153,207	$	2,636,862	$	1,460,443
Pinion project (ii)		1,148,259		762,285		600,538
Railroad project		215,813		175,670		175,670
Fondaway project		162,778		127,652		96,028
Como project (iii)		108,050		108,050		86,330
Manhattan project		-		-		191,065
Other projects		-		-		54,053
	$	7,788,107	$	3,810,519	$	2,664,127

(i) Gold Wedge Project

On June 29, 2005 the Company entered into a 5-year purchase option agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 700 unpatented claims). This property position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie Comstock claim group located in Churchill County, Nevada. The Dixie Comstock is a 1500 acre property containing an epithermal gold system that has been explored by a number of other major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. The Company is currently engaged in the completion of a 43-101 property report. The Company agreed to pay $35,000 upon the execution of the Agreement. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000 – there are no royalties.

The Company has recorded an asset retirement obligation on its Gold Wedge Project, representing the estimated costs of the Company's obligation to restore the Gold Wedge properties to their original condition as required by the State of Nevada regulatory authorities. As such, the Company has recorded an asset retirement obligation in the amount of $181,767, the amount of the reclamation bond posted by the Company with the State of Nevada.

(Expressed in United States Dollars)

5. Mineral Properties (Continued)

(ii) Pinon Project

Pinon Project - Cord Lease
In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of five years. The lessors will retain a 5% net smelter royalty.

Pinon Project - Tomera Lease
In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of seven years. The lessors will retain a 5% net smelter royalty.

In addition, the Company entered into an irrevocable lease agreement with the surface and minerals rights owners of the Tomera Lease properties.

Pinon Project - Mustang Canyon
In July 2005, the Company signed an Exploration and Option Agreement with Metallic Nevada Inc. ("Metallic") to explore the Mustang Canyon Project in Esmeralda County, Nevada for a period of five years. Metallic has granted to the Company a mining lease on 27 unpatented lode mining claims located in Esmeralda County, Nevada.

The agreement gives the Company the exclusive option to acquire 50% interest in the Mustang Canyon Project by spending $20,000 per year in exploration expenditures with the objective to identify a measured resource by June 30, 2010. Upon identification of a measured resource and completion of a 43-101 report, the Company will acquire an undivided 50% interest in the project.

The Company may terminate the Agreement at any time after spending the initial $20,000, by providing 30 days written notice to Metallic. When the Company has exercised its option to acquire a 50% interest in the project, Metallic and the Company will establish a Joint Venture in respect to the project, on a 50/50 basis. Further expenditures on the Mustang Canyon Project will then be made by the Joint Venture. The Company will be the operator of the Joint Venture as long as it has at least a 50% interest therein.

Pinon Project - Darkstar Lease

In July 2006, the Company entered into a mining lease agreement to lease certain properties near the proposed Pinon minesite in Elko County, Nevada for a period of five years. The Darkstar gold property is located less than 2 miles from the Pinon property. The Company agreed to pay $6,400 on execution of the Agreement. The Company is committed to pay Annual option payments of $7,600 in 2007, $8,960 in 2008, $10,240 in 2009 and $11,520 in 2010. The lessor will also retain a 5% net smelter royalty.

(iii) Como Project

On December 2003, the Company entered into a mining lease agreement to lease certain properties located in Lyon County, Nevada. The Company agreed to pay $25,000 upon execution of the Agreement. The Company was committed to pay an annual option of $25,000 in 2005. Future payments are $20,000 in 2008 and $25,000 in 2009.

(Expressed in United States Dollars)

5. Mineral Properties (Continued)

(iii)Como Project (Continued)

On September 15, 2004, the Company granted an option (the "Option") to Sharpe to acquire a 60% interest in the Company's gold project located in Lyon County, Nevada (the "Project"), in consideration for which Sharpe has issued 2,000,000 common shares to the Company at a deemed value of $78,125 ($100,000 CDN). To exercise the option, Sharpe was required to maintain the unpatented and patented mining claims on the Project, and to pay all required options, annual advanced minimum royalty payments and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. On December 5, 2006, Sharpe withdrew from this project without any further financial obligations.

Nevada Projects

In fiscal 2003 and 2002, the Company entered into certain option agreements to purchase up to 100% interest in patented and unpatented lode mining claims in Nye, Elko and Lyon Counties, Nevada. Detail of the payments required to maintain its option rights and to exercise its option is as follows:

Required Option Payments	Royalty (1)	Exercise of Option
Gold Wedge - Nye County Commencing in fiscal 2002, $5,000 each in first two years; $10,000 in third year, $15,000 in the fourth year and $20,000 each in the fifth and sixth years.	3% NSR	July 2006 - $200,000
Manhattan - Nye County Commencing in fiscal 2002, $1,000 per month from August 2001 to August 2002: $2,000 per month from September 2002 to July 2006.	5% NSR	August 2006 - $500,000
This project was discontinued and all exploration expenditures were written-off in 2005.		
Fondaway - Canyon Churchill County Commencing in fiscal 2003, $25,000 in year one, $30,000 in years two and three and $35,000 each of the next seven years.	3% NSR	July 2013 - $600,000
Como - Lyon County Commencing in fiscal 2003, $25,000 in years one and two covering years three and four, $20,000 in year five, $25,000 in year six.	4% NSR	May 2008 - $1,000,000
Railroad - Elko County Commencing in fiscal 2003, $15,000 in the first year and increases by $5,000 each of the next six years.	5% NSR	August 2008 - $2,000,000

(1) NSR - Net Smelter Royalty

During the year ended January 31, 2006, the Company wrote-off $192,523 of exploration expenditures relating to the Manhattan, Nye County project and $174,944 relating to smaller projects that the Company was evaluating. Total exploration expenditures written-off amounted to $367,467 during the year ended January 31, 2006. There were no similar write-offs in 2007.

(Expressed in United States Dollars)

6. Equipment

	2007	2006	2005
Cost			
Exploration equipment	$ 2,808,573	$ 1,475,201	$ 62,065
Office equipment	21,253	16,936	16,936
	2,829,826	1,492,137	79,001
Accumulated amortization			
Exploration equipment	759,636	220,669	34,537
Office equipment	13,798	12,474	6,729
	773,434	233,143	41,266
Net carrying value			
Exploration equipment	2,048,937	1,254,532	27,528
Office equipment	7,455	4,462	10,207
	$ 2,056,392	$ 1,258,994	$ 37,735

7. Asset retirement obligation

The Company is required to recognize a liability for a legal obligation to perform asset retirement activities, including decommissioning, reclamation and environmental monitoring activities once any of its projects are permanently closed. Although these activities are conditional upon future events, the Company is required to make a reasonable estimate of the fair value of the liability. Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the undiscounted asset retirement obligation ("ARO's") were estimated to be $250,930 as at January 31, 2007, assuming payments made over a five year period.

Determination of the undiscounted ARO and the timing of these obligations were based on internal estimates using information currently available, existing regulations, and estimates of closure costs. Following is the reconciliation of the asset retirement obligation:

	2007	2006	2005
Balance, beginning of year	$ 131,767	$ 131,767	$ 131,767
Accretion cost	50,000	-	-
Balance, end of year	$ 181,767	$ 131,767	$ 131,767

The discount rate used when estimating the fair value of the ARO is a credit-adjusted risk-free interest rate with the same maturity as the removal obligation. The Company used a credit-adjusted risk-free interest rate of 5% to calculate the present value of the ARO, which was $181,767.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

8.   **Share Capital**

    Authorized

    The authorized capital of the Company consists of an unlimited number of common shares without par value.

    Issued

    Changes in the Company's share capital were as follows:

Common shares issued	Shares	Amount
Balance at January 31, 2004	34,141,338	$ 7,221,581
Shares issued for cash, less issue costs of $360,964	7,395,000	1,486,784
Warrant valuation	-	(428,918)
Shares issued to broker as compensation	349,680	91,117
Shares issued on warrants exercised	1,257,500	318,352
Fair value of warrants exercised	-	90,345
Balance at January 31, 2005	43,143,518	8,779,261
Shares issued for cash, less issue costs of $295,750	12,131,000	3,117,705
Warrant valuation	-	(1,132,581)
Shares issued to brokers as compensation	127,000	35,553
Shares issued on warrants exercised	2,221,060	692,984
Fair value of warrants exercised	-	255,491
Shares issued on stock options exercised	200,000	64,824
Fair value of stock options exercised	-	19,433
Balance at January 31, 2006	57,822,578	11,832,670
Shares issued after January 31, 2006	100,000	119,325
Shares issued for cash, less issue costs of $879,172	12,975,967	12,407,590
Warrant valuation	-	(2,847,058)
Shares issued on stock options exercised	1,250,000	332,784
Fair value of stock options exercised	-	178,155
Shares issued on warrants exercised	6,126,730	2,639,865
Fair value of warrants exercised	-	740,133
Balance, January 31, 2007	78,275,275	$ 25,403,464

    On February 3, 2004, the Company closed a private placement offering of 1,075,000 units at a price of CDN $0.25 per unit for gross proceeds of $200,935 ($268,750 CDN). Each unit consists of one common share and one-half common share purchase warrant ("Warrant"). Each warrant will entitle the holder to subscribe for one additional common share at a price of CDN $0.30 until February 2, 2005.

    On February 17, 2004, articles of amendment were filed to authorize the issuance of an unlimited number of special shares without par value.

    On April 16, 2004, the Company closed a private placement offering of 6,320,000 units at a price of CDN $0.35 per unit for gross proceeds of $1,646,813 ($2,212,000 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each warrant entitled the holder to subscribe for one additional common share at a price of CDN $0.50 until April 15, 2006.

(Expressed in United States Dollars)

8. Share Capital (Continued)

Canaccord Capital Corporation ("Canaccord") acted as an agent of the private placement offering of 6,320,000 and was paid the following fees:

(i) An Agent's fee consisting of an 8% commission of the proceeds, paid in cash of $89,572 CDN and issuance of 249,680 in Agent's units. Each Agent's unit consists of one common share and one-half Agent's common share purchase warrant (Agent's Warrant"). Each Agent's Warrant entitled the holder to subscribe for one common share at a price of $0.50 per Agent's Warrant until April 15, 2006.

(ii) A Corporate Finance fee of 100,000 Corporate Finance units; and an Administration fee of $5,584 ($7,500 CDN). Each Corporate Finance unit consists of one common share and one half Corporate Finance warrant. Each Corporate Finance warrant entitled the holder to subscribe for one common share at a price of $0.50 per Corporate Finance warrant until April 15, 2006.

(iii) The Agent's fee also included 1,264,000 Agent's Warrants equal to 20% of the number of units issued on the private placement. Each Agent's Warrant entitled the holder to subscribe for one common share at a price of $0.50 per Agent Warrant until April 15, 2006.

The fair value of the common share purchase warrants and agent's warrants issued in fiscal 2005 were estimated using the Black-Scholes pricing model based on the following assumptions:

(i) Warrants issued on private placement
Dividend yield 0%, expected volatility 55%, risk - free interest rate 4.5% and an expected life of 12 months. Value assigned to 537,500 warrants is $34,379 ($45,688 CDN).

(ii) Warrants issued on private placement
Dividend yield 0%, expected volatility 55%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 3,160,000 warrants is $374,270 ($502,440 CDN).

(iii) Agent's warrants
Dividend yield 0%, expected volatility 55%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 1,438,840 compensation warrants is $170,416 ($228,776 CDN).

On March 31, 2005, the Company completed a private placement by issuing 8,750,000 units at a price of $0.35 CDN for gross proceeds of $2,531,829 ($3,062,500 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until March 31, 2007.

Canaccord, the agent acting for the offering, as partial compensation for their services, received 82,000 common shares and 1,353,500 Warrants. Each warrant entitling Canaccord to acquire one additional common share of the Company at an exercise price of $0.50 CDN until March 31, 2007.

On April 26, 2005, the Company issued 1,500,000 units at a price of $0.35 CDN for gross proceeds of $426,615 ($525,000 CDN). Each unit consists of one common share and one-half common share purchase Warrant. Each warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 26, 2007.

Haywood Securities Inc. ("Haywood") and Canaccord (the "Agents") acted as agents in this round of financing. As partial compensation for their services, the Agents received 45,000 common shares and 247,500 Warrants. Each warrant entitled the Agents to acquire one additional common share of the Company at an exercise price of $0.50 CDN until April 26, 2007.

(Expressed in United States Dollars)

8. Share Capital (Continued)

On April 29, 2005, the Company issued 50,000 units at a price of $0.35 CDN per unit for gross proceeds of $14,296 ($17,500 CDN). Each unit consists of one common share and one-half common share purchase Warrant. Each warrant entitled the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 29, 2007.

On May 5, 2005, the Company completed another private placements by issuing 1,831,000 units at a price of $0.35 CDN for gross proceeds of $495,808 ($640,850 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each warrant entitled the holder to subscribe for one additional share at a price of $0.50 CDN per share until May 5, 2007.

The fair value of the common share purchase warrants and agent warrants issued in fiscal 2006 were estimated using the Black-Scholes pricing model based on the following assumptions:

(i) Warrants issued on private placement - 8,750,000 units
Dividend yield 0%, expected volatility 109%, risk - free interest rate 3.22% and an expected life of 24 months. Value assigned to 4,375,000 warrants is $625,723 ($756,875 CDN).

(ii) Warrants issued on private placement - 1,500,000 units
Dividend yield 0%, expected volatility 109%, risk - free interest rate 3.06% and an expected life of 24 months. Value assigned to 750,000 warrants is $104,183 ($129,750 CDN).

(iii) Warrants issued on private placement - 50,000 units
Dividend yield 0%, expected volatility 109%, risk - free interest rate 3.06% and an expected life of 24 months. Value assigned to 25,000 warrants is $3,436 ($4,325 CDN).

(iv) Warrants issued on private placement - 1,831,000 units
Dividend yield 0%, expected volatility 150%, risk - free interest rate 3.02% and an expected life of 24 months. Value assigned to 915,500 warrants is $171,279 ($213,311 CDN).

(v) Agent warrants - 8,750,000 units
Dividend yield 0%, expected volatility 109%, risk - free interest rate 3.22% and an expected life of 24 months. Value assigned to 1,353,500 agent warrants is $193,580 ($234,155 CDN).

(vi) Agent warrants - 1,500,000 units
Dividend yield 0%, expected volatility 109%, risk - free interest rate 3.06% and an expected life of 24 months. Value assigned to 247,500 agent warrants is $34,380 ($42,817 CDN).

On April 27, 2006, the Company completed a private placement of 12,975,967 units of the Company at $1.15 CDN per unit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each common share purchase warrant is exercisable at $1.75 CDN into one common share of the Company until April 26, 2008.

The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 98%, risk-free interest rate of 4.13% and an expected life of 24 months. The value assigned to the warrants is $2,847,058 ($3,198,582 CDN).

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

9. **Warrants**

The following table reflects the fair value of share purchase warrants and broker's warrants currently outstanding:

Expiry	Price ($) CDN	Number	Value ($)
March 31, 2007	0.50	4,084,287	$ 584,714
April 26, 2007	0.50	136,500	20,896
April 29, 2007	0.50	25,000	3,436
May 5, 2007	0.50	485,500	90,831
April 26, 2008	1.75	6,487,996	2,847,058
		11,219,283	$ 3,546,935

10. **Stock Options**

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the date and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. The options vest when granted.

The following table reflects the continuity of stock options:

	Number of Stock Options			Weighted Average Exercise Price CDN ($)		
	2007	2006	2005	2007	2006	2005
Outstanding at beginning of year	5,670,000	4,185,000	3,410,000	$ 0.33	$ 0.28	$ 0.26
Granted during year	3,423,500	2,380,000	775,000	1.41	0.49	0.36
Exercised during year	(1,250,000)	(200,000)	-	(0.49)	(0.38)	-
Cancelled or expired during year	(17,000)	(695,000)	-	(1.44)	(0.24)	-
Outstanding at end of year	7,826,500	5,670,000	4,185,000	$ 0.79	$ 0.33	$ 0.28

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

10.   Stock Options (continued)

The following table reflects the stock options outstanding and exercisable as at January 31, 2007:

Expiry Date	Exercise Price CDN ($)	Options Outstanding	Black-Scholes Value
April 25, 2007	0.26	960,000	$ -
May 13, 2007	0.40	555,000	-
December 12, 2008	0.27	220,000	40,340
May 4, 2009	0.36	675,000	127,386
April 13, 2010	0.39	800,000	238,022
May 16, 2010	0.29	1,080,000	232,098
January 20, 2011	0.87	130,000	90,731
May 2, 2011	1.44	3,123,000	3,676,901
October 13, 2011	0.75	283,500	162,005
		7,826,500	$ 4,699,250

On May 4, 2004, 775,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $150,606 ($206,150 CDN) was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 4.5%; estimated life, 5 years and volatility, 55%.

On April 13, 2005, 1,000,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $297,528 ($368,000 CDN) was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.70%; estimated life, 5 years and volatility, 166.65%.

On May 16, 2005, 1,080,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $232,098 ($294,840 CDN) was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.56%; estimated life, 5 years and volatility, 166.63%.

On January 20, 2006, 300,000 stock options were granted to directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $209,380 ($241,500 CDN) was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.89%; estimated life, 5 years and volatility, 155.46%.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

10. Stock Options (Continued)

On May 2, 2006 the Company granted 3,140,000 stock options to certain directors and a consultant. The options are exercisable at $1.44 CDN within a period of 5 years. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 145%, risk-free interest rate of 4.36% and an expected life of 5 years. The value assigned to the options is $3,699,045 ($4,094,560 CDN).

On October 13, 2006, the Company granted options to purchase 283,500 common shares of the Company to directors and a consultant. The options are exercisable at $0.75 CDN and expire within a period of 5 years. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 129%, risk-free interest rate of 4.00% and an expected life of 5 years. The value assigned to the options is $162,005 ($183,992 CDN).

For fiscal 2007, the weighted-average grant date fair value of these options was $3,861,050 (fiscal 2006 - $739,006; fiscal 2005 - $110,438) or $1.25 (fiscal 2006 - $0.31; fiscal 2005 - $0.14) per share.

The following table reflects the continuity of contributed surplus:

	Amount
Balance, January 31, 2004	$ 1,477,780
Options granted	150,606
Balance, January 31, 2005	1,628,386
Expired warrants	16,907
Options granted	739,006
Options exercised	(19,433)
Balance, January 31, 2006	2,364,866
Options granted	3,861,050
Options exercised	(178,155)
Options cancelled	(22,124)
Balance, January 31, 2007	$ 6,025,637

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

11. Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	2007	2006	2005
Numerator:			
Loss for the year	$ (5,431,480)	$ (1,611,057)	$ (475,409)
Denominator:			
Weighted average number of common share outstanding for basic and diluted loss per share	73,771,233	53,907,094	41,090,912
Basic and diluted loss per share	$ (0.07)	$ (0.03)	$ (0.01)

The stock options and common share purchase warrants were not included in the computation of diluted loss per share on January 31, 2007, 2006 and 2005 as their inclusion would be anti-dilutive.

12. Income Taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations:

	2007	2006	2005
Net loss before income taxes reflected in consolidated statements of operations	$ (5,431,480)	$ (1,611,057)	$ (475,409)
Expected income tax (recovery)	$ (1,961,850)	$ (581,914)	$ (174,095)
Write-off of mineral properties	-	132,729	12,596
Deductible share issue costs	(147,480)	(81,049)	(40,612)
Stock option compensation expense	1,386,620	266,929	54,399
Amortization	195,153	69,306	5,464
Unrealised foreign exchange loss (gain)	137,627	(90,121)	(48,084)
Subsidiary losses capitalized for consolidation purpose	(477,262)	-	(32,835)
Difference between Canadian and foreign tax rates	6,343	2,404	1,730
Taxable benefits not recognized	860,849	281,716	221,437
Income tax (recovery) expense	$ -	$ -	$ -

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

12. Income Taxes (Continued)

The following table reflects future tax assets at January 31, 2007, 2006 and 2005:

	2007	**2006**	**2005**
Unclaimed non-capital losses	$ 2,045,208	$ 1,290,242	$ 1,011,064
Unclaimed capital losses	7,991	16,421	15,184
Excess of undepreciated capital cost allowance over carrying value of capital assets	276,422	118,216	20,712
Excess of unclaimed resource pools over carrying value of mineral properties	551,169	834,748	453,543
Unclaimed share issue costs	418,785	261,945	116,362
	3,299,575	2,521,572	1,616,865
Valuation allowance	(3,299,575)	(2,521,572)	(1,616,865)
Future income tax assets	$ -	$ -	$ -

At January 31, 2007, the Company had unclaimed Canadian and foreign resource pools of $9,647,100 (CDN $11,376,300) consisting of Canadian Exploration Expenditure of $1,053,200 (CDN $1,242,000), Canadian Development Expenses of $254,400 (CDN $300,000), Foreign Resource Expenses of $8,339,500 (CDN $9,834,300), unclaimed share issue costs of $1,159,400 (CDN $1,367,300) and unclaimed non-capital losses carried forward of $5,726,400 (CDN $6,720,600), which will expire as follows:

2008	$	210,100
2009		285,100
2010		551,200
2011		601,700
2015		692,300
2026		943,000
2027		2,443,000
	$	5,726,400

(Expressed in United States Dollars)

13. Related Party Transactions

	2007	2006	2005
Due from related parties:			
The President and Director of the Company (i)	$ 17,402	$ 18,049	$ 11,095
Sharpe Resources Corporation (ii)	104,984	108,293	51,142
	$ 122,386	$ 126,342	$ 62,237

(i) This advance is unsecured, non-interest bearing and has no set terms of repayment.

(ii) Sharpe is related to the Company because of common management. This advance is unsecured, non-interest bearing and has no set terms of repayment.

Consulting fees include a bonus of $170,000 (2006 - $nil; 2005 - $nil) and salary of $252,621 (2006 - $96,192; 2005 - $nil)) paid to the President of the Company.

Consulting fees include salary of $48,923 (2006 - $nil; 2005 - $nil) paid to an employee who is also a family member of the President and Director of the Company.

Compensation of $12,155 (2006 - $nil; 2005 - $nil) was paid to the CFO of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

14. Contingencies

On October 11, 2006 the Company received a document purporting to constitute a requisition from a group of shareholder of the Company ("the Dissident Group") alleging that they hold more than 10% of the Company's shares. The documents received requested that a shareholders meeting be called to consider the removal and replacement of the existing board of directors of the Company.

The board of directors of the Company has reviewed these documents with the benefit of outside advice and has serious concerns with respect to whether such documents constitute a valid requisition under the New Brunswick Corporations Act.

While reserving all of its rights in this regard, the board of directors of the Company has called a meeting of shareholders in response to the purported requisition received from the Dissident Group at which the constitution of the Company's board of directors will be considered.

On October 28, 2006 the Company filed an action in the United States District Court for the Central District of California against the persons and entities who have identified themselves as belonging the Dissident Group. The Company alleges that the defendants violated section 13(d) of the Securities Exchange Act of 1934, 15 U.S.C. § 78m(d), by failing to file a Schedule 13-D. On May 17, 2007, the Court ordered the striking of the defendants' answer and the Clerk of the Court entered defendants' default. A hearing on the Company's motion for entry of judgment is scheduled to be held by the Court on June 18, 2007.

(Expressed in United States Dollars)

14. Contingencies (Continued)

There is pending action against Messrs. Luke Norman and Timothy Master, two former employees of the Company. The September 25, 2006 complaint alleges that while employed by the Company and thereafter, contrary to their duties to the Company, Norman and Master participated in a pattern of behavior which included the dissemination of misleading or incorrect information, interference with corporate operations, communications with shareholders without proper authority, soliciting votes from shareholders contrary to securities law, conspiring against management in an attempt to impair the business of the Company. In November 2006 Mr. Norman filed a counter complaint against the Company without specifying damages. In the opinion of the management this complaint is without merit.

The Company is seeking injunctive relief restraining Norman and Master from further communicating the alleged slander and misinformation regarding the Company. In addition to the injunctive relief, the Company seeks to recover damages for conspiracy to injure, defamation, slander, and special damages for breach of fiduciary duty.

15. Commitments

(i) On January 1, 2006, the Company entered into a management employment agreement with the President of the Company for management and consulting services for $250,000 per annum which expires in January 1, 2011. On January 1, 2007 and on each January 1 during the term of the agreement, the compensation may be increased by 10% per annum. This agreement can be renewed for an additional five year.

(ii) On October 23, 2006, the Company entered into an agreement with a company for investors' relation services for $7,500 per month which expires in October 31, 2007.

(iii) On October 25, 2006 (amended to be effective November 1, 2006), the Company entered into an employment agreement with the CFO for $5,000 per month which expires October 31, 2007. In addition, the Company is committed to issue options to purchase 100,000 shares of the Company as per the employment agreement. The options are exercisable at $0.60 until November 1, 2011. The fair value of the stock options is estimated to be $33,300 using the Black-Scholes option pricing model. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.91%; estimated life, 2.5 years and volatility, 92%.

(iv) The Company is obligated to incur an additional $45,000 in option costs before the end of fiscal 2009 pursuant to the agreement of the Como Project.

(v) The Company is obligated to incur an additional $144,000 in option costs before July 1, 2009 pursuant to the agreement of the Gold Wedge Project.

(vi) The Company is obligated to incur an additional $120,000 in option costs before the end of fiscal 2010 pursuant to the agreement of the Railroad Project.

(vii) The Company is obligated to incur an additional $80,000 in exploration expenditures before June 30, 2010 pursuant to the agreement of the Mustang Canyon Project.

(viii) The Company is obligated to incur an additional $260,000 in exploration expenditures and $38,320 in option costs before July 31, 2011 pursuant to the agreement of the Darkstar gold property.

(ix) The Company is obligated to incur an additional $175,000 in option costs before the end of fiscal 2012 pursuant to the agreement of the Fondaway Project.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

16. **Office and General**

	2007	**2006**	**2005**
Advertising and promotion	$ 155,775	$ 110,236	$ 2,400
Bad debts	-	-	38,610
Corporate development	85,380	27,762	24,243
Insurance	37,758	31,108	13,425
Office and general	67,652	40,582	67,319
Professional fees	268,156	46,887	26,924
Travel	4,241	9,930	20,366
	$ 618,962	$ 266,505	$ 193,287

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

17. **Differences between Canadian GAAP and US GAAP**

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(d), whereas under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Had the Company's consolidated balance sheets as at January 31, 2007 and 2006 been prepared using US GAAP, such balance sheets would be presented as follows:

		2007		2006
Assets				
Current				
Cash and cash equivalents	$	9,654,288	$	795,095
Short-term investments		433,699		436,378
Available for sale securities		118,720		226,537
Sundry receivables and prepaids		141,827		1,261
Due from related parties		122,386		126,342
		10,470,920		1,585,613
Reclamation bond		181,767		131,767
Equipment, net		2,056,392		1,258,994
Mineral properties - acquisition costs		468,107		187,415
Mine development		739,048		445,529
	$	13,916,234	$	3,609,318
Liabilities				
Current				
Payables and accruals	$	202,157	$	221,733
Asset retirement obligation		181,767		131,767
		383,924		353,500
Shareholders' Equity				
Capital stock		24,822,439		11,251,645
Shares to be issued		-		119,325
Warrants		3,546,935		1,440,009
Additional paid-in capital		5,879,511		2,218,739
Cumulative foreign currency translation adjustments		(84,632)		296,398
Cumulative adjustments to marketable securities		(374,510)		(266,692)
Deficit accumulated during the exploration stage		(20,257,433)		(11,803,606)
		13,532,310		3,255,818
	$	13,916,234	$	3,609,318

(Expressed in United States Dollars)

17. Differences between Canadian GAAP and US GAAP (Continued)

US GAAP requires the presentation of a statement of comprehensive income, which includes in addition to revenue and expenses, those comprehensive income items recorded directly in equity on the balance sheet.

The cumulative-from-inception statements of operations and comprehensive income (loss), cash flows and changes in shareholder's equity under US GAAP are as follows:

Statements of Operations and Comprehensive Income (Loss):

	Cumulative from inception	2007	2006	2005
Expenses				
General and administrative	$ 2,499,742	$ 618,962	$ 266,505	$ 193,287
Consulting fees and payroll	1,513,777	443,693	295,707	213,504
Stock option compensation	4,768,878	3,838,926	739,006	150,606
General exploration	11,084,177	3,403,377	880,915	1,523,204
Depreciation	770,794	540,289	191,877	14,921
	20,637,368	8,845,247	2,374,010	2,095,522
Loss before the following	(20,637,368)	(8,845,247)	(2,374,010)	(2,095,522)
Write-down of advances to related company	(75,506)	-	-	-
Gain on disposal of marketable securities	47,988	-	-	-
Interest income	410,034	391,420	-	-
Repayment of interest	(67,117)	-	-	-
Gain on sale of 60% interest in mineral property	78,124	-	-	78,124
Net loss before income taxes	(20,243,845)	(8,453,827)	(2,374,010)	(2,017,398)
Income taxes	**-**	**-**	**-**	**-**
Net loss	(20,243,845)	(8,453,827)	(2,374,010)	(2,017,398)
Comprehensive income items:				
Foreign currency translation gains (losses)	(84,632)	(381,030)	249,505	131,306
Recovery of (write-down) of marketable securities	(374,510)	(107,817)	140,412	-
Comprehensive loss	**$ (20,702,987)**	**$ (8,942,674)**	**$ (1,984,093)**	**$ (1,886,092)**
Net loss per common share				
Basic and diluted		$ (0.11)	$ (0.04)	$ (0.05)
Comprehensive loss per common share				
Basic and diluted		$ (0.12)	$ (0.04)	$ (0.05)

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

17. Differences between Canadian GAAP and US GAAP (Continued)

Statements of Changes in Shareholders' Equity:
The changes in common stock since the commencement of the Company's exploration stage as required by US GAAP are as follows:

	Shares		Amount Under US GAAP
Issued to former shareholders of SRI	8,154,614	$	1,318,566
Held by other shareholders	488,041		467,467
Outstanding at June 26, 1996	8,642,655		1,786,033
Shares issued for mineral properties	1,400,000		667,204
Shares issued for services	200,000		126,465
Shares issued on warrants exercised	580,577		361,823
Shares issued for cash	500,000		329,936
Outstanding at January 31, 1997	11,323,232		3,271,461
Shares issued for mineral properties	200,000		134,250
Flow-through shares issued for cash	300,000		216,763
Shares issued for cash, less issue costs of $481,480	7,228,066		2,129,061
Shares issued for services	70,000		58,125
Outstanding at January 31, 1998	19,121,298		5,809,660
Share issue costs	-		(5,919)
Outstanding at January 31, 1999	19,121,298		5,803,741
Shares issued for cash, less issue costs of $4,092	951,494		61,578
Outstanding at January 31, 2000	20,072,792		5,865,319
Shares issued for cash, less issue costs of $54,246	3,043,667		377,614
Outstanding at January 31, 2001	23,116,459		6,242,933
Shares issued on warrants exercised	951,494		123,052
Cancellation of shares held in escrow	(4,836,615)		(1,279,287)
Outstanding at January 31, 2002	19,231,338		5,086,698
Shares issued for cash, less issue costs of $55,258	7,000,000		600,427
Shares issued on stock options exercised	910,000		88,290
Issued in exchange for mineral properties	1,000,000		171,125
Balance at January 31, 2003	28,141,338		5,946,540

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

17. Differences between Canadian GAAP and US GAAP (Continued)

Statements of Changes in Shareholders' Equity (Continued):

	Shares	Amount Under US GAAP
Balance at January 31, 2003	28,141,338	5,946,540
Shares iIssued for cash, less issue costs of $266,372	6,000,000	845,292
Warrant valuation	-	(151,276)
Balance at January 31, 2004	34,141,338	6,640,556
Shares issued for cash, less issue costs of $360,964	7,395,000	1,486,784
Warrant valuation	-	(428,918)
Shares issued to broker as compensation	349,680	91,117
Shares issued on warrants exercised	1,257,500	318,352
Fair value of warrants exercised	-	90,345
Balance at January 31, 2005	43,143,518	8,198,236
Shares issued for cash, less issue costs of $295,750	12,131,000	3,117,705
Warrant valuation	-	(1,132,581)
Shares issued to broker as compensation	127,000	35,553
Shares issued on warrants exercised	2,221,060	692,984
Fair value of warrants exercised	-	255,491
Shares issued on stock options exercised	200,000	64,824
Fair value of stock options exercised	-	19,433
Balance at January 31, 2006	57,822,578	11,251,645
Shares issued after January 31, 2006	100,000	119,325
Shares issued for cash, less issue costs of $879,172	12,975,967	12,407,590
Warrant valuation	-	(2,847,058)
Shares issued on warrants exercised	6,126,730	2,639,865
Fair value of warrants exercised	-	740,133
Shares issued on stock options exercised	1,250,000	332,784
Fair value of stock options exercised	-	178,155
Balance at January 31, 2007	78,275,275	$ 24,822,439

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

17. Differences between Canadian GAAP and US GAAP (Continued)

Other changes in shareholders' equity are presented as follows:

	Warrants	Additional paid in capital	Cumulative foreign currency translation adjustments	Cumulative adjustments to marketable securities	Deficit accumulated during the development stage
Balance, January 31, 2004	$ 151,276	$ 1,331,654	$ (84,413)	$ (407,106)	$ (7,412,198)
Warrant exercise, fair value	(55,200)	-	-	-	-
Issue of warrants, fair value	579,065	-	-	-	-
Warrant call	(90,345)	-	-	-	-
Stock options	-	150,606	-	-	-
Net (loss) income	-	-	-	-	(2,017,398)
Other comprehensive income items	-	-	131,306	-	-
Balance, January 31, 2005	584,796	1,482,260	46,893	(407,106)	(9,429,596)
Warrant exercise, fair value	(255,941)	-	-	-	-
Issue of warrants, fair value	1,132,581	-	-	-	-
Warrant expiry, fair value	(21,427)	-	-	-	-
Stock options	-	739,006	-	-	-
Stock option exercise, fair value	-	(19,433)	-	-	-
Stock options expired, fair value	-	16,907	-	-	-
Net (loss) income	-	-	-	-	(2,374,010)
Other comprehensive income items	-	-	249,505	140,413	-
Balance, January 31, 2006	1,440,009	2,218,740	296,398	(266,693)	(11,803,606)
Warrant exercise, fair value	(740,132)	-	-	-	-
Issue of warrants, fair value	2,847,058	-	-	-	-
Stock options	-	3,838,926	-	-	-
Stock option exercise, fair value	-	(178,155)	-	-	-
Net (loss) income	-	-	-	-	(8,453,827)
Other comprehensive income items	-	-	(381,030)	(107,817)	-
Balance, January 31, 2007	$ 3,546,935	$ 5,879,511	$ (84,632)	$ (374,510)	$ (20,257,433)

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

17. **Differences between Canadian GAAP and US GAAP (Continued)**
    Statement of Cash Flows:

	Cumulative from Inception	2007	2006	2005
Operating activities				
Net loss	$ (20,243,845)	$ (8,453,827)	$ (2,374,010)	$ (2,017,398)
Depreciation	770,794	540,289	191,877	14,921
Stock option compensation	4,768,878	3,838,926	739,006	150,606
Expenses settled by the issue of common shares	184,610	-	-	-
Exploration expenditures settled by the issue of common shares	2,199,799	-	-	-
Gain on disposal of marketable securities	(47,988)	-	-	-
Write-down of advances to related company	554,846	-	-	-
Increase in sundry receivables and prepaids	(141,827)	(140,566)	(484)	(62,455)
(Increase) decrease in advances to related company	(677,231)	3,956	(64,105)	-
Increase (decrease) in payables and accruals	202,157	(19,576)	117,646	(2,091)
	(12,429,807)	(4,230,798)	(1,390,070)	(1,916,417)
Financing activities				
Issue of common shares, net of issue costs	27,003,885	15,380,240	4,025,421	1,991,200
Asset retirement obligation	181,767	50,000	-	131,767
	27,185,652	15,430,240	4,025,421	2,122,967

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

17. **Differences between Canadian GAAP and US GAAP (Continued)**
    Statement of Cash Flows (Continued):

	Cumulative from Inception	2007	2006	2005
Investing activities				
Increase in short-term investments	(433,699)	2,679	(436,378)	-
Increase in funds held in trust	-	-	-	75,000
Purchase of equipment	(2,827,187)	(1,337,687)	(1,413,136)	-
Acquisition of mineral rights	(468,107)	(280,692)	(187,415)	-
Mine development costs	(739,048)	(293,519)	(445,529)	-
Purchase of marketable securities	(1,057,976)	-	-	(78,124)
Reclamation bond	(181,767)	(50,000)	-	(131,767)
Proceeds on disposal of marketable securities	690,859	-	-	-
	(5,016,925)	(1,959,219)	(2,482,458)	(134,891)
Foreign currency translation adjustments	(84,632)	(381,030)	249,505	131,306
Cash and cash equivalents				
Net increase (decrease)	9,654,288	8,859,193	402,398	202,965
Beginning of period	-	795,095	392,697	189,732
End of period	$ 9,654,288	$ 9,654,288	$ 795,095	$ 392,697

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2007, 2006 and 2005

17.   Differences between Canadian GAAP and US GAAP (Continued)

Recent US GAAP accounting pronouncements

In March 2004, the FASB ratified a consensus reached by the Emerging Issues Task Force ("EITF") on Issue No. 4-2 entitled "Whether Mineral Rights are Tangible or Intangible Assets." This consensus requires that costs to acquire mineral rights (defined as the legal right to explore, extract and retain at least a portion of the benefits from mineral deposits) as tangible assets. This consensus was effective for years beginning after March 2004 and has been applied in the January 31, 2006 balance sheet. Prior to the adoption of this consensus, the Company accounted for mineral rights costs with exploration costs as expense when incurred.

In March 2005, the FASB ratified a consensus reached by the EITF on Issue No. 4-6 entitled "Accounting for Stripping Costs Incurred during Production in the Mining Industry." This consensus affects the accounting for costs of removing overburden and waste materials during the production phase of a mine. The consensus requires that stripping costs are to be accounted for as variable production costs and charged to operations during the period that the stripping costs are incurred. This consensus is required to be adopted in the fiscal year ending January 31, 2007. This consensus has had no effect in the current fiscal year since the Company is not yet in the production phase.

In May 2005, the FASB issued SFAS 154 Accounting Changes and Error Corrections, effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005, has been introduced and requires, unless impracticable, retroactive application as the required method for reporting changes in accounting principles in the absence of transitional provisions specific to the newly adopted accounting principle. The adoption of this accounting principle had no effect on the financial statements.

In July 2006, the FASB issued FASB Interpretation No.48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company does not expect a material effect on the financial statements from the adoption of this standard.

In September 2006, the FASB issued Statement 157 "Fair Value Measurements". Statement 157 will become effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Company is currently evaluating the potential impact, if any, that the adoption of Statement 157 "Fair Value Measurements" will have on the financial statements.

In Febrary 2007, the FASB issued Statement 159 "Fair Value Option". Statement 159 will become effective for financial statements issued for fiscal years beginning November 15, 2007, and interim periods within those fiscal years. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurment for accounting for financial instruments. The Company is currently evaluating potential impact, if any, that the adoption of statement 159 "Fair Value Option" will have on the statements.

18.   Comparative Figures

Certain comparative figures have been reclassified to conform with the current year's presentation.